SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

SIGMABROADBAND CO.
(Name of Issuer)

Common Stock with a par value of $0.00001
(Title of Class of Securities)

0001718365
(CUSIP Number)

copy to: Jeffery Allen Brown 2690 Cobb Parkway Suite A5-284, Smyrna, Georgia, 30080 (800) 545-0010
(Name, address and telephone number of person authorized to receive notices and communications)

October 2, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box . ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 0001718365	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Jeffery Allen Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jeffery Allen Brown is a citizen of The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000,000 shares of common stock
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 5,000,000,000 shares of common stock
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3 99.51% based on 5,024,724,000 shares of common stock issued and outstanding as of October 2, 2017
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0001718365	SCHEDULE 13D	Page 3 of 5 Pages

This Schedule 13D is being filed on behalf of Jeffery Allen Brown (the “ Reporting Person ”) relating to the shares of common stock, par value $0.00001 of SigmaBroadband Co., a corporation existing under the laws of the State of Georgia (the “ Issuer ”).

Item 1.	Security and Issuer.

This statement relates to the shares of common stock of the Issuer. The principal executive offices of the Issuer are located at 2690 Cobb Parkway Suite A5-284, Smyrna, Georgia, 30080.

Item 2.	Identity and Background.

(a)	Jeffery Allen Brown

(b)	Mr. Brown’s business address is 2690 Cobb Parkway Suite A5-284, Smyrna, Georgia, 30080

(c)	Mr. Brown’s present principal occupation is Chief Executive Officer, President, Secretary, Treasurer and a director of the Issuer.

(d)	Mr. Brown's has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Mr. Brown has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Mr. Brown is a citizen of The United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

As of October 2, 2017, Mr. Brown utilized funds owed to him by the corporation.

Item 4.	Purpose of the Transaction.

Mr. Brown has elected to exchange 5,000,000,000 shares of common stock in exchange for funds owed to him by the corporation as referenced through Form 8-K filed with the United States Securities and Exchange Commission dated September 21, 2017 herein incorporated by reference.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’ s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 0001718365	SCHEDULE 13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Person is 5,000,000,000 shares of common stock, or 99.51% of the Issuer, based on 5,024,724,000 shares of common stock outstanding as of the date of this report. The shares are registered in the name of Jeffery Allen Brown who has the sole power to vote or direct the vote, and to dispose or direct the disposition.

Other than as described above, the Reporting Person has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description

10.1
Letter Agreement between SigmaBroadband Co., and Jeffery Brown; (attached as an exhibit to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2017 and incorporated by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2017	By:	/s/ Jeffery Allen Brown
Name: Jeffery Allen Brown

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).